UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Kunihito Takaichi
	Name:	Kunihito Takaichi
	Title:	Executive Officer & General Manager, Financial Accounting Dept.

Date: May 13, 2026

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Difference in Consolidated Financial Results for the Fiscal Year Ended March 31, 2026 Compared to March 31, 2025

Tokyo, May 13, 2026 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Toru Nakashima) hereby announces that there has been a difference in ordinary profit above the threshold percentage specified under the Securities Listing Regulations of the Tokyo Stock Exchange in SMFG’s consolidated financial results for the fiscal year ended March 31, 2026, as compared to those for the fiscal year ended March 31, 2025 which were originally announced on May 14, 2025.

1.	Difference between the financial results for the fiscal years ended March 31, 2026 and 2025

	Ordinary Income	Ordinary Profit	Profit attributable to owners of parent	Earnings per share
Fiscal Year Ended March 31, 2025 / Forecasts previously announced (*1) (A)	million yen 10,174,894	million yen 1,719,482	million yen 1,500,000	yen 390.39
Fiscal Year Ended March 31, 2026 (B)	million yen 10,790,853	million yen 2,303,350	million yen 1,582,973	yen 411.97
Change (B)-(A)	615,958	583,868	82,973	21.58
Rate of Change (%)	6.1	34.0	5.5	5.5

(*1)	Profit attributable to owners of parent and earnings per share are forecasts for the fiscal year ended March 31, 2026, which were originally announced on November 14, 2025.

2.	Reason for the difference

The increase in ordinary profit was mainly due to higher net interest income in the domestic market, increase of fee income in domestic wholesale business, and solid performance in the wealth management, payment and consumer finance businesses.

End